02051472

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

**Pursuant to Rule l3a-16 of
the Securities Exchange Act of 1934**

**For the month of August, 2002
Commission File Number 1-8819**

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosure: three company announcements dated August 1, 2002.

BT completes acquisition of assets and business of Scoot.com plc

Notification of interests of Directors - Andy Green

Notification of interests of Directors - Paul Reynolds

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT GROUP
public limited company

Date: August 2, 2002

By:

~~S J PRIOR~~
Authorized Representative

BT Group

News release

August 1, 2002

BT COMPLETES ACQUISITION OF ASSETS AND BUSINESS OF SCOOT.COM PLC

BT today confirmed that it has completed the acquisition of the assets and business of Scoot.com plc – following approval of the transaction by Scoot's shareholders.

The transaction was first announced on June 27, 2002, and BT now intends to integrate Scoot's business assets into BT Retail's Operator & Directory Services (O&DS) business, further strengthening BT's position as Europe's leading directory enquiries provider.

The acquisition is part of BT's strategy to transform O&DS into a broader information services business. Scoot gives BT access to sophisticated search engines, a broad database covering businesses in the UK and a more detailed database providing in-depth information on over 20,000 consumer businesses - such as cinemas, shops and restaurants. Scoot's employees, other than the chairman, have transferred to BT.

BT will make a wider strategy announcement giving further details on August 6, 2002.

Enquiries about this news release should be made to
Jon Carter tel: 020 7356 4523, Mike Jarvis tel: 020 7356 6045 or
the BT Group Newsroom on its 24 hour number: 020 7356 5369.
All news releases can be accessed at our web site:
www.btplc.com/mediacentre

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Vesting of awards of shares under the BT Executive Share Plan granted in 1997 and the BT Deferred Bonus Plan granted in 1999

7) Number of shares/amount of stock acquired:

10,523 shares transferred from the BT Executive Share Plan
2914 shares transferred from the BT Deferred Bonus Plan

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

4,218 shares sold
1,168 shares sold

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

insert sale price from Ian

13) Date of transaction

1 August 2002

14) Date Company informed

1 August 2002

15) Total holding following this notification

a. 42,102 ordinary shares - personal holding;

b. 191,668 ordinary shares under BT Incentive Share Plan - contingent award;

c. 44,554 shares under BT Group Deferred Bonus Plan;

d. 36,531 shares under BT Deferred Bonus Plan;

e. 35,152 shares under BT Executive Share Plan - contingent award;

f. Options over 4,555 shares under BT Group Employee Sharesave Scheme;

g. 219 shares under the BT Employee Share Ownership Scheme;

h. 292 shares under BT Group Share Investment Plan;

i. Options over 855,620 shares under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Director has technical interests, as at 01 August 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 27,856,011 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

- A technical interest, together with all employees of BT Group plc in 31,870,183 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 01 August 2002

End

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Vesting of awards of shares under the BT Executive Share Plan granted in 1997 and the BT Deferred Bonus Plan granted in 1999

7) Number of shares/amount of stock acquired:

30,380 shares transferred under the BT Executive Share Plan
8,478 shares transferred under the BT Deferred Bonus Plan

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

12,177 shares sold
3,398 shares sold

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

insert sale price from Ian

13) Date of transaction

1 August 2002

14) Date Company informed

1 August 2002

15) Total holding following this notification

a. 85,599 ordinary shares - personal holding;

b. 258,332 ordinary shares under BT Incentive Share Plan - contingent award;

c. 49,504 shares under BT Group Deferred Bonus Plan;

d. 55,046 shares under the BT Deferred Bonus Plan;

e. 114,510 shares under the BT Executive Share Plan - contingent award;

f. An option over 2905 shares under the BT Group Employee Sharesave Scheme;

g. Options over 909,100 shares under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

N/a

23) Any additional information

The above named Director has technical interests, as at 01 August 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 27,856,011 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

- A technical interest, together with all employees of BT Group plc in 31,870,183 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 5152

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 01 August 2002

End